UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-35992

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

2300 Oracle Way

Austin, Texas 78741

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Committee of the Oracle Corporation 401(k) Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oracle Corporation 401(k) Savings and Investment Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Oracle Corporation 401(k) Savings and Investment Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of Oracle Corporation 401(k) Savings and Investment Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ SENSIBA LLP

We have served as Oracle Corporation 401(k) Savings and Investment Plan’s auditor since 2004.

Pleasanton, California

April 25, 2025

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2024 and 2023

	December 31,
(in thousands)	2024	2023
Assets
Cash	$1,352	$1,251
Investments, at fair value	29,726,847	24,917,237
Investments, at contract value	1,206,875	1,326,616
Receivables:
Notes receivable from participants	101,627	95,878
Participants' contributions	23,940	22,044
Employer contributions	5,244	5,001
Other receivables	10,116	8,685
Total receivables	140,927	131,608
Total assets	31,076,001	26,376,712
Liabilities
Excess deferrals due to participants	276	119
Other liabilities	9,113	4,996
Total liabilities	9,389	5,115
Net assets available for benefits	$31,066,612	$26,371,597

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2024

(in thousands)
Additions
Interest, dividends and other income	$313,651
Net appreciation in fair values of investments	5,149,283
Total investment gains, net	5,462,934
Contributions and other:
Participants	966,226
Employer	201,445
Rollovers and other	138,389
Total contributions and other	1,306,060
Total additions	6,768,994
Deductions
Benefits paid to participants	2,063,266
Administrative expenses	10,713
Total deductions	2,073,979
Net increase	4,695,015
Net assets available for benefits at beginning of year	26,371,597
Net assets available for benefits at end of year	$31,066,612

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2024

1.
DESCRIPTION OF THE PLAN

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally established in 1986 that has since been amended and for which Oracle Corporation (Oracle) is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the U.S. employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the 401(k) Committee, members of which are appointed by the Compensation Committee of Oracle’s Board of Directors or the Executive Vice President, Human Resources. Fidelity Management Trust Company is the directed trustee of the Plan; Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as the record keeper to maintain the individual accounts of each of the Plan’s participants. The Plan is currently under routine audit by the U.S. Department of Labor.

Eligibility

As of December 31, 2024, all employees on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first date, or any succeeding entry date following the date the employee is credited with one hour of service with Oracle. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income (within the meaning of the Code) from Oracle; (iii) workers who are performing services at an Oracle facility as an employee of a third-party entity that is not an employment agency; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.

Contributions

Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document. Annual participant contribution amounts are limited to $23,000 of salary deferrals for the year ended December 31, 2024 ($30,500 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Salary deferrals consist of pre-tax and/or Roth 401(k) contributions. Participants may also contribute up to 20% of their eligible compensation, subject to certain annual dollar limitations, on a post-tax basis.

Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans. All of Oracle’s matching contributions are made in cash on a pre-tax basis.

Investment Options

Participants direct the investment of their contributions and Oracle’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, common/collective trust funds, mutual funds, separately managed account funds (including a stable value fund) and BrokerageLink. BrokerageLink balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2024

Participant Accounts

Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% on each successive service anniversary date, becoming 100% vested after four years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used at Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. During the year ended December 31, 2024, Oracle used approximately $10,200,000 of forfeited balances to reduce its matching contribution obligations. The amounts of unallocated forfeitures as of December 31, 2024 and 2023 were approximately $388,000 and $639,000, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at a rate determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions and participants may elect to submit additional payments outside of payroll deductions in order to reduce principal loan balances on an accelerated basis. Loans are generally due in full within 90 days of termination with Oracle unless the participant arranges for loan repayments to continue via monthly debit from a checking or savings account in a bank located in the United States.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive monthly, quarterly or annual installments, a partial distribution, or may request a rollover from the Plan to another eligible retirement plan. Failure of a participant to make an election of one of these options within 60 days is deemed to be an election to defer commencement of payment. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation in fair values of investments.

Administrative Expenses

Administrative expenses are borne by Oracle, except for fees related to administration of participant loans and certain withdrawal transactions, which are deducted from the applicable participant’s accounts. Oracle, at its discretion, may also choose to utilize forfeited balances of terminated participants’ nonvested accounts to pay for reasonable expenses related to the administration of the Plan. Revenue credits generated by the Plan for certain investment fund options are reallocated back to those Plan participants who invested in those fund options.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2024

Plan Termination

Although it has not expressed any intent to do so, Oracle has the right, under provisions of the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are generally stated at their fair values with the exception of the Galliard Stable Value Fund (a separately-managed account fund investment), which is stated at its contract value in the statements of net assets available for benefits as of December 31, 2024 and 2023. The shares of registered investment companies (mutual funds) are valued at quoted market prices of the underlying securities. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price as of the last day of the Plan year. A description of the valuation techniques used to measure the fair values of the common/collective trust funds with significant balances as of December 31, 2024 are included in Note 4 below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (the Fund) is tracked on a unitized basis, which allows for daily trades. The Fund consists of Oracle common stock and investment in the Fidelity Investments Money Market Government Portfolio sufficient to meet the Fund’s daily cash needs. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. As of December 31, 2024 and 2023, 1,355,251 units with a value of $1,407.00 per unit and 1,451,083 units with a value of $881.13 per unit were outstanding, respectively.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, Fair Value Measurement (ASC 820). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Risks and Uncertainties

The Plan provides for various investment options in common stock, registered investment companies (mutual funds), common/collective trusts, separately-managed account funds (including a stable value fund) and short-term investments. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as risk of foreign currency fluctuations relative to the U.S. Dollar, interest rate risk, credit risk, issuer going concern risk, and overall market volatility risk, among others. During the year ended December 31, 2024, net appreciation in fair values of investments totaled $5.1 billion. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2024

3.
FAIR VALUE MEASUREMENTS

The Plan performs fair value measurements in accordance with FASB ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•
Level 1: quoted prices in active markets for identical assets or liabilities;
•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or
•
Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1 and 2 inputs are defined above):

	December 31, 2024			December 31, 2023
	Fair Value Measurements Using Input Types			Fair Value Measurements Using Input Types
(in thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Money market funds	$528,555	$—	$528,555	$439,144	$—	$439,144
Oracle Corporation and other common stock	3,852,571	—	3,852,571	2,912,433	—	2,912,433
Mutual funds	4,126,907	—	4,126,907	3,602,867	—	3,602,867
Corporate securities and others	138,098	13,786	151,884	148,228	12,597	160,825
Total investments measured at fair value	$8,646,131	$13,786	$8,659,917	$7,102,672	$12,597	$7,115,269
Common/collective trust funds measured at net asset value			21,066,930			17,801,968
Total investments			$29,726,847			$24,917,237

The Plan’s valuation techniques used to measure the fair values of money market funds, common stock, mutual funds and corporate securities and others that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. Our Level 2 instruments are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the securities are valued using a discounted cash flow approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. A description of the valuation techniques used to measure the fair values of common/collective trust funds and separately-managed account fund investments with significant balances as of December 31, 2024 and 2023 is included in Note 4 below. Redemption for common/collective trust funds is permitted daily with no restrictions and same-day or one-day notice periods and there are no unfunded commitments.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2024

4.
COMPOSITION AND VALUATION METHODS OF CERTAIN PLAN INVESTMENTS

Fidelity Commingled Funds

The Plan held investments in Fidelity Contrafund Commingled Pool, Fidelity Growth Company Commingled Pool and Fidelity Low-Priced Stock Commingled Pool as of December 31, 2024 and 2023 (collectively, the Fidelity Commingled Funds). The Fidelity Commingled Funds are common/collective trust funds managed by Fidelity Management Trust Company. Fidelity Fund and Investment Operations, an affiliate of Fidelity Management Trust Company, determines the fair values of the Fidelity Commingled Funds on a daily basis using the net asset value (NAV) of units held of the commingled funds. The NAV is based on the fair values of the underlying investments held by each commingled fund less its liabilities. The fair values of the underlying investments are generally derived from the quoted prices in active markets of the underlying securities as substantially all of the underlying investments have active markets.

Vanguard Trusts

The Plan held investments in certain Vanguard Institutional Index Trusts and certain Vanguard Target Retirement Trusts as of December 31, 2024 and 2023 (collectively, the Vanguard Trusts). Details for the Vanguard Trusts as of December 31, 2024 are more specifically listed in Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year). The Vanguard Trusts are common/collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts less any liabilities.

Galliard Stable Value Fund

During the years ended December 31, 2024 and 2023, the Plan held investments in Galliard Stable Value Fund (Galliard Fund). The Galliard Fund is exclusively managed for the Plan by Galliard Capital Management, LLC, a wholly-owned subsidiary of Allspring Global Investments Holdings, LLC. The Galliard Fund primarily invests in security-backed investment contracts and money market funds. Security-backed investment contracts are issued by insurance companies and other financial institutions that wrap underlying bond funds, fixed income common/collective trust funds or separate accounts (Wrap Contract).

The issuer of the Wrap Contract provides a rate of return that has a zero percent floor and provides full benefit responsiveness, provided that all terms of the Wrap Contract have been met. Wrap Contracts are normally agreements entered with issuers rated in the top three long-term rating categories (equaling A- or above) as determined by any of the nationally recognized rating organizations in the United States. The Galliard Fund is credited with contributions from participants and earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As of December 31, 2024 and 2023, there were no reserves against the Wrap Contracts’ carrying values due to credit risks of the issuers. Certain events limit the ability of the Plan to transact at contract value with the Wrap Contract issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan's ability to transact at contract value with participants.

As of December 31, 2024 and 2023, the contract value of the Plan’s security-backed investment contracts were $1.2 billion and $1.3 billion, respectively.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2024

5.
INCOME TAX STATUS

On October 20, 2015, the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.
PARTY-IN-INTEREST TRANSACTIONS

Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2024, the Plan made purchases of approximately $85,712,000 and sales of approximately $130,489,000 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants, related to certain qualifying distributions, of approximately $52,851,000 during the year ended December 31, 2024.

Certain members of Oracle Corporation management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of Oracle Corporation management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2024.

As described in Note 1 above, Fidelity Management Trust Company is a directed trustee of the Plan and Fidelity Investments Institutional Operations Company, Inc. serves as the record keeper to maintain the individual accounts of each Plan participant. Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity.

7.
DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
(in thousands)	2024	2023
Net assets available for benefits per the financial statements	$31,066,612	$26,371,597
Adjustment from contract value to fair value of certain Galliard Stable Value Fund assets	(49,536)	(56,275)
Amounts allocated to withdrawing participants and other	(2,152)	(2,282)
Net assets available for benefits per the Form 5500	$31,014,924	$26,313,040

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Plan’s Form 5500:

(in thousands)	December 31, 2024
Net increase in net assets available for benefits per the financial statements	$4,695,015
Net change in fair value adjustment of certain Galliard Stable Value Fund assets	6,739
Net change in amounts allocated to withdrawing participants and other	130
Net income per the Form 5500	$4,701,884

The fair value adjustment for certain Galliard Fund assets represented the differences between contract values of certain fully benefit-responsive contracts within the Galliard Fund as included in the statements of changes in net assets available for benefits for the year ended December 31, 2024, and the fair values of these contracts as reported in the Form 5500. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2024 but were not yet paid.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2024

8.
EXCESS CONTRIBUTIONS

Contributions received from participants for the year ended December 31, 2024 included approximately $276,000 of excess contributions (net of corresponding gains and losses) that were remitted during January 2025 through March 2025 to respective participants. The excess deferral contributions, originally deducted in the year ended December 31, 2024, were returned to comply with the participants’ applicable maximum annual contributions permitted under the Code. The amount is included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants as of December 31, 2024.

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2024

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Registered Investment Companies:
	Dodge & Cox International Stock Fund	6,365,095	shares	$317,618
	Dodge & Cox Stock Fund	4,374,568	shares	1,125,095
*	Fidelity Balanced Fund—Class K	28,256,941	shares	835,275
*	Fidelity Worldwide Fund	11,428,410	shares	397,709
	PIMCO Inflation Response Multi-Asset Fund Institutional	5,059,639	shares	41,236
				2,716,933
	Assets in BrokerageLink Accounts	Various investments, including registered investment companies, common stocks, money market funds and cash		2,835,916
	Oracle Corporation Common Stock Fund:
*	Oracle Corporation Common Stock	11,339,528	shares	1,889,619
*	Fidelity Investments Money Market Government Portfolio — Institutional Class	17,527,635	shares	17,528
				1,907,147
	Separately Managed Account Fund Investments:
	Artisan International Separate Account—
	Depository Receipts
	Anheuser-Busch InBev SA/NV	13,809	shares	691
	Argenx SE	6,265	shares	3,853
	Cemex SAB de CV	193,458	shares	1,091
	Novo Nordisk A/S—Class B	1,388	shares	119
	Tencent Music Entertainment Group	115,819	shares	1,315
	Common Stock
	3i Group PLC	31,984	shares	1,427
	Accor SA	31,479	shares	1,534
	Aena SME SA	12,920	shares	2,642
	Air Liquide SA	27,703	shares	4,503
	Allianz SE	9,393	shares	2,879
	Amazon.com Inc.	20,240	shares	4,440
	Anheuser-Busch InBev SA/NV	28,783	shares	1,439
	Aon PLC	11,379	shares	4,087
	Argenx SE	3,077	shares	1,912
	AXA SA	45,309	shares	1,611
	BFF Bank SpA	140,276	shares	1,337
	BNP Paribas SA	24,301	shares	1,491
	British American Tobacco PLC	96,623	shares	3,484
	Bureau Veritas SA	32,630	shares	992
	Canadian Pacific Kansas City Ltd.	53,835	shares	3,898
	Cie de Saint-Gobain SA	20,560	shares	1,825
	Coca-Cola Bottlers Japan Holdings Inc.	55,142	shares	875
	Danske Bank A/S	105,354	shares	2,981
	Deutsche Börse AG	21,123	shares	4,866
	Deutsche Telekom AG	210,816	shares	6,309
	Engie SA	129,851	shares	2,059
	EssilorLuxottica SA	1,241	shares	303
	Flutter Entertainment PLC—United Kingdom	640	shares	166
	Flutter Entertainment PLC—United States	4,548	shares	1,175
	Galderma Group AG	14,321	shares	1,588
	Hanwha Aerospace Co Ltd.	6,879	shares	1,519
	Heineken NV	8,086	shares	575

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2024

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	LIG Nex1 Co Ltd.	10,107	shares	1,508
	London Stock Exchange Group PLC	14,194	shares	2,005
	Medacta Group SA	9,830	shares	1,155
	Mediobanca Banca di Credito Finanziario SpA	103,047	shares	1,502
	Melrose Industries PLC	612,936	shares	4,250
	Mitsubishi UFJ Financial Group Inc.	226,800	shares	2,661
	National Grid PLC	617,420	shares	7,343
	Nestle SA	16,659	shares	1,375
	Nippon Sanso Holdings Corp	64,890	shares	1,825
	NKT A/S	15,634	shares	1,117
	Novo Nordisk A/S—Class B	34,959	shares	3,031
	Novonesis (Novozymes) B	21,142	shares	1,197
	Otsuka Holdings Co Ltd.	23,300	shares	1,274
	Pernod Ricard SA	7,454	shares	842
	Reckitt Benckiser Group PLC	32,940	shares	1,993
	RELX PLC	75,783	shares	3,443
	Safran SA	12,423	shares	2,729
	Samsung Electronics Co Ltd.	33,689	shares	1,212
	SGS SA	27,256	shares	2,729
	Sumitomo Mitsui Financial Group Inc.	83,000	shares	1,986
	Swiss Re AG	8,096	shares	1,170
	Tokyo Gas Co Ltd.	26,353	shares	732
	TransAlta Corp	55,295	shares	782
	UBS Group AG	263,471	shares	8,050
	UCB SA	21,808	shares	4,342
	UniCredit SpA	18,927	shares	755
	Vonovia SE	86,693	shares	2,633
	Wal-Mart de Mexico SAB de CV	372,900	shares	982
	Wizz Air Holdings PLC	79,992	shares	1,441
	Participating Certificate
	Ryanair Holdings PLC	149,419	shares	2,951
	Brown Brothers Harriman Short-Term Investment Fund	12,108,578	shares	12,108
				150,109
	Emerging Markets Stock Fund —
	Registered Investment Companies
	DFA Emerging Markets Core Equity Portfolio Institutional Class	3,634,853	shares	84,620
	RBC Emerging Markets Equity Fund Class I	6,440,222	shares	84,431
				169,051
	Galliard Stable Value Fund —
	Common/Collective Trust Funds
	Galliard Intermediate Core Fund A	11,622,298	shares	353,647
	Galliard Intermediate Core Fund L	6,596,010	shares	95,242
	Galliard SA Intermediate Core Fund E	4,328,729	shares	121,453
	Galliard SA Intermediate Core Fund Q	9,246,090	shares	111,975

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2024

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Galliard Short Core Fund F	28,570,978	shares	475,021
*	Fidelity Investments Money Market Government Portfolio— Institutional Class	24,660,850	shares	24,661
				1,181,999
	US Small Mid Cap Value Fund —
	Registered Investment Company
	DFA US Targeted Value I	7,240,525	shares	248,857
	Common Stock
	Abercrombie & Fitch Co	13,057	shares	1,952
	Academy Sports and Outdoors Inc.	28,375	shares	1,632
	Acuity Brands Inc.	6,418	shares	1,875
	Adtalem Global Education Inc.	23,269	shares	2,114
	AGNC Investment Corp	160,090	shares	1,474
	Allison Transmission Holdings	30,776	shares	3,326
	Americold Realty Trust Inc.	56,157	shares	1,202
	Amphastar Pharmaceuticals Inc.	25,617	shares	951
	Archrock Inc.	72,881	shares	1,814
	Ares Capital Corp	76,588	shares	1,677
	Arrow Electronics Inc.	15,740	shares	1,781
	Ashland Inc.	12,549	shares	897
	Assurant Inc.	6,002	shares	1,280
	Assured Guaranty Ltd.	44,554	shares	4,010
	Atmus Filtration Technologies Inc.	39,571	shares	1,550
	Avantor Inc.	78,127	shares	1,646
	Avnet Inc.	25,010	shares	1,309
	Axcelis Technologies Inc.	16,650	shares	1,163
	AXIS Capital Holdings Ltd.	26,010	shares	2,305
	Axos Financial Inc.	25,095	shares	1,753
	AZZ Inc.	17,190	shares	1,408
	Beacon Roofing Supply Inc.	46,787	shares	4,753
	Beazer Homes USA Inc.	33,558	shares	921
	BellRing Brands Inc.	16,943	shares	1,276
	BGC Group Inc.	188,108	shares	1,704
	BJ's Wholesale Club Holdings Inc.	17,910	shares	1,600
	Blue Owl Capital Corp	128,517	shares	1,943
	Boyd Gaming Corp	37,738	shares	2,738
	Brady Corp	20,283	shares	1,498
	The Brink's Company	22,601	shares	2,097
	Builders FirstSource Inc.	19,157	shares	2,738
	Cactus Inc.—Class A	15,928	shares	930
	Cadence Bank	42,015	shares	1,447
	Carlisle Companies Inc.	3,356	shares	1,238
	Cars.com Inc.	133,348	shares	2,311
	Catalyst Pharmaceuticals Inc.	57,487	shares	1,200
	ChampionX Corp	47,376	shares	1,288
	Check Point Software Technologies Ltd.	15,734	shares	2,938
	Chemed Corp	3,039	shares	1,610
	Coca-Cola Consolidated Inc.	1,495	shares	1,884
	Columbia Banking System Inc.	72,336	shares	1,954

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2024

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Commercial Metals Company	26,654	shares	1,322
	Concentrix Corp	31,180	shares	1,349
	Corpay Inc.	4,537	shares	1,535
	Crocs Inc.	10,964	shares	1,201
	Curtiss-Wright Corp	9,932	shares	3,525
	DaVita Inc.	13,282	shares	1,986
	East West Bancorp Inc.	40,788	shares	3,906
	Ecovyst Inc.	137,179	shares	1,048
	Eldorado Gold Corp	94,506	shares	1,405
	Element Solutions Inc.	58,233	shares	1,481
	EMCOR Group Inc.	9,218	shares	4,184
	Enact Holdings Inc.	47,402	shares	1,535
	EnerSys	29,648	shares	2,740
	Essent Group Ltd.	45,366	shares	2,470
	Essex Property Trust Inc.	3,717	shares	1,061
	Evercore Inc.	11,853	shares	3,286
	Everest Group Ltd.	4,834	shares	1,752
	Evolent Health Inc.	148,400	shares	1,670
	Federal Agricultural Mortgage Corp—Class C	14,403	shares	2,837
	First Advantage Corp	123,872	shares	2,320
	First American Financial Corp	30,529	shares	1,906
	First Industrial Realty Trust Inc.	22,486	shares	1,127
	Firstcash Holdings Inc.	33,963	shares	3,519
	Flex Ltd.	95,833	shares	3,679
	FMC Corp	24,490	shares	1,190
	Frontdoor Inc.	62,247	shares	3,403
	FTI Consulting Inc.	9,697	shares	1,853
	The Gap Inc.	71,214	shares	1,683
	Gen Digital Inc.	105,424	shares	2,887
	Grand Canyon Education Inc.	22,374	shares	3,665
	Granite Construction Inc.	29,063	shares	2,549
	Griffon Corp	22,207	shares	1,583
	Haemonetics Corp	26,627	shares	2,079
	Halozyme Therapeutics Inc.	20,897	shares	999
	Hancock Whitney Corp	36,003	shares	1,970
	Heritage Commerce Corp	85,375	shares	801
	Home BancShares Inc.	57,603	shares	1,630
	Huron Consulting Group Inc.	13,231	shares	1,644
	ICON PLC	8,611	shares	1,806
	Ingredion Inc.	11,416	shares	1,570
	Installed Building Products Inc.	5,233	shares	917
	InterDigital Inc.	17,378	shares	3,366
	Jefferies Financial Group Inc.	25,183	shares	1,974
	KBR Inc.	21,737	shares	1,259
	Kelly Services Inc.	114,240	shares	1,593
	Kemper Corp	24,441	shares	1,624
	Kimco Realty Corp	79,699	shares	1,867
	Knife River Corp	13,210	shares	1,343
	Lamar Advertising Company	10,983	shares	1,337
	Lantheus Holdings Inc.	18,443	shares	1,650

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2024

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Laureate Education Inc.—Class A	95,325	shares	1,743
	Lithia Motors Inc.—Class A	8,775	shares	3,136
	LPL Financial Holdings Inc.	6,635	shares	2,166
	Manite Inc.	271,708	shares	4,326
	Masco Corp	19,988	shares	1,451
	Matson Inc.	10,084	shares	1,360
	Meritage Homes Corp	13,146	shares	2,022
	Methanex Corp	49,748	shares	2,484
	Molina Healthcare Inc.	6,874	shares	2,001
	The Mosaic Co	62,098	shares	1,526
	NetApp Inc.	11,065	shares	1,284
	Nexstar Media Group Inc.	13,503	shares	2,133
	NiSource Inc.	46,020	shares	1,692
	Nomad Foods Ltd.	90,075	shares	1,511
	Old National Bancorp	89,777	shares	1,949
	Peapack-Gladstone Financial Corp	37,742	shares	1,210
	Pediatrix Medical Group Inc.	106,219	shares	1,394
	PennyMac Financial Services	27,836	shares	2,843
	Performance Food Group Company	14,555	shares	1,231
	Pinnacle Financial Partners Inc.	14,877	shares	1,702
	Preferred Bank	22,254	shares	1,922
	Primo Brands Corp	62,251	shares	1,915
	Qorvo Inc.	20,637	shares	1,443
	RenaissanceRe Holdings Ltd.	11,531	shares	2,869
	Resideo Technologies Inc.	59,241	shares	1,366
	Select Water Solutions Inc.	80,677	shares	1,068
	Sensata Technologies Holding	73,981	shares	2,027
	Sharkninja Inc.	26,336	shares	2,564
	Shift4 Payments Inc.	34,757	shares	3,607
	The Simply Good Foods Co	66,485	shares	2,592
	Six Flags Entertainment Corp	36,650	shares	1,766
	Skechers USA Inc.—Class A	25,327	shares	1,703
	SLM Corp	182,158	shares	5,024
	SouthState Corp	15,678	shares	1,560
	SS&C Technologies Holdings Inc.	25,758	shares	1,952
	Sterling Infrastructure Inc.	9,143	shares	1,540
	Steven Madden Ltd.	23,603	shares	1,004
	SYNNEX Corp	24,867	shares	2,916
	Talen Energy Corp	7,821	shares	1,576
	Taylor Morrison Home Corp	34,027	shares	2,083
	TechnipFMC PLC	61,824	shares	1,789
	TEGNA Inc.	113,960	shares	2,084
	Textron Inc.	16,666	shares	1,275
	TKO Group Holdings Inc.	11,660	shares	1,657
	TriNet Group Inc.	10,758	shares	976
	Twilio Inc.	25,631	shares	2,770
	Ultra Clean Holdings Inc.	46,111	shares	1,658
	Universal Health Services Inc.—Class B	6,681	shares	1,199

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2024

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	US Foods Holding Corp	49,786	shares	3,359
	Valmont Industries Inc.	7,079	shares	2,171
	Viper Energy Inc.	73,412	shares	3,602
	Voya Financial Inc.	42,407	shares	2,919
	Weatherford International PLC	26,404	shares	1,891
	Western Alliance Bancorp	41,724	shares	3,486
	White Mountains Insurance Group Ltd.	702	shares	1,365
	Wintrust Financial Corp	27,122	shares	3,382
	World Kinect Corp	66,859	shares	1,839
	Zions Bancorp N.A.	41,973	shares	2,277
	Brown Brothers Harriman Short-Term Investment Fund	4,346,205	shares	4,346
				550,836
	William Blair Small Mid Cap Growth Separate Account —
	Depository Receipts
	NICE Systems Ltd.	21,849	shares	3,711
	Common Stock
	Acadia Healthcare Company Inc.	67,856	shares	2,691
	ACV Auctions Inc.—Class A	192,802	shares	4,165
	Advanced Drainage Systems Inc.	26,120	shares	3,020
	Amicus Therapeutics Inc.	345,210	shares	3,252
	Avantor Inc.	104,590	shares	2,204
	The AZEK Company Inc.	81,950	shares	3,890
	The Baldwin Insurance Group Inc.	75,500	shares	2,926
	Bio-Techne Corp	30,420	shares	2,191
	Blueprint Medicines Corp	45,000	shares	3,925
	Bright Horizons Family Solutions Inc.	51,053	shares	5,659
	The Brink's Company	42,937	shares	3,983
	Burlington Stores Inc.	9,850	shares	2,808
	BWX Technologies Inc.	26,875	shares	2,994
	Cameco Corp	63,473	shares	3,262
	The Carlyle Group Inc.	141,064	shares	7,122
	Casella Waste Systems Inc.—Class A	42,350	shares	4,481
	CF Industries Holdings Inc.	53,100	shares	4,531
	Chart Industries Inc.	18,554	shares	3,541
	Chemed Corp	10,682	shares	5,659
	Churchill Downs Inc.	29,910	shares	3,994
	Clearwater Analytics Holdings Inc.	188,934	shares	5,200
	Cognex Corp	129,400	shares	4,640
	Confluent Inc.—Class A	217,347	shares	6,077
	Credo Technology Group Holding Ltd.	36,215	shares	2,434
	Curtiss-Wright Corp	8,820	shares	3,130
	Doximity Inc.—Class A	118,603	shares	6,332
	Dynatrace Inc.	114,893	shares	6,244
	Eagle Materials Inc.	9,810	shares	2,421
	e.l.f. Beauty Inc.	52,430	shares	6,583
	Encompass Health Corp	37,124	shares	3,428
	EPAM Systems Inc.	16,560	shares	3,872
	Everest Group Ltd.	13,251	shares	4,803

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2024

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Evolent Health Inc.—Class A	135,290	shares	1,522
	Exact Sciences Corp	75,350	shares	4,234
	ExlService Holdings Inc.	119,360	shares	5,297
	FirstService Corp	13,927	shares	2,521
	Flywire Corp	232,286	shares	4,790
	Fox Factory Holding Corp	52,000	shares	1,574
	Freshpet Inc.	24,960	shares	3,697
	FTAI Aviation Ltd.	25,650	shares	3,695
	Glaukos Corp	22,750	shares	3,411
	Globus Medical Inc.	23,850	shares	1,973
	Guidewire Software Inc.	17,754	shares	2,993
	Insmed Inc.	52,124	shares	3,599
	Inspire Medical Systems Inc.	20,061	shares	3,719
	Insulet Corp	16,618	shares	4,339
	Kosmos Energy Ltd.	524,986	shares	1,795
	Lancaster Colony Corp	18,324	shares	3,173
	Lattice Semiconductor Corp	38,360	shares	2,173
	Louisiana-Pacific Corp	23,682	shares	2,452
	Madrigal Pharmaceuticals Inc.	8,070	shares	2,490
	Manhattan Associates Inc.	19,310	shares	5,218
	Mercury Systems Inc.	121,590	shares	5,107
	Merit Medical Systems Inc.	2,660	shares	257
	Mueller Industries Inc.	63,040	shares	5,003
	Neogen Corp	292,940	shares	3,556
	New Fortress Energy Inc.	311,895	shares	4,716
	Novanta Inc.	20,220	shares	3,089
	nVent Electric PLC	64,750	shares	4,413
	Parsons Corp	18,930	shares	1,746
	Penumbra Inc.	16,735	shares	3,974
	Planet Fitness Inc.—Class A	44,910	shares	4,440
	Pool Corp	13,060	shares	4,453
	Primo Brands Corp—Class A	231,180	shares	7,113
	Pure Storage Inc.—Class A	66,210	shares	4,067
	Q2 Holdings Inc.	45,100	shares	4,539
	Range Resources Corp	45,530	shares	1,638
	Regal Rexnord Corp	24,050	shares	3,731
	Revolve Group Inc.	70,808	shares	2,371
	SharkNinja Inc.	61,710	shares	6,008
	Stride Inc.	53,500	shares	5,560
	Talen Energy Corp	30,660	shares	6,177
	Tenable Holdings Inc.	74,408	shares	2,930
	TPG Inc.	54,002	shares	3,394
	Twist Bioscience Corp	59,461	shares	2,763
	Varonis Systems Inc.	43,370	shares	1,927
	Western Alliance Bancorp	39,972	shares	3,339
	Whitecap Resources Inc.	488,520	shares	3,464

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2024

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	WillScot Holdings Corp	100,580	shares	3,364
	William Blair Money Market Funds	2,287,996	shares	2,288
				305,265
	Common/Collective Trust Funds:
	Broad Market Bond I —
	Allspring Core Bond CIT II – E3	19,707,575	shares	228,273
	Loomis Sayles Core Plus Bond F	13,571,513	shares	228,273
*	Fidelity Contrafund Commingled Pool—Class S	60,082,121	shares	2,752,362
*	Fidelity Low-Priced Stock Commingled Pool—Class O	21,672,394	shares	566,516
*	Fidelity Growth Company Commingled Pool—Class S	50,737,267	shares	3,611,479
	Vanguard Institutional 500 Index Trust	17,865,575	shares	4,580,197
	Vanguard Institutional Extended Market Index Trust	4,047,467	shares	785,249
	Vanguard Institutional Total Bond Market Index Trust	6,861,554	shares	735,010
	Vanguard Institutional Total International Stock Market Index Trust	5,470,234	shares	723,493
	Vanguard Target Retirement 2020 Trust Select	2,541,312	shares	292,479
	Vanguard Target Retirement 2025 Trust Select	5,255,566	shares	623,468
	Vanguard Target Retirement 2030 Trust Select	8,473,917	shares	1,027,208
	Vanguard Target Retirement 2035 Trust Select	8,460,332	shares	1,045,528
	Vanguard Target Retirement 2040 Trust Select	8,361,583	shares	1,052,974
	Vanguard Target Retirement 2045 Trust Select	6,716,088	shares	861,070
	Vanguard Target Retirement 2050 Trust Select	5,580,327	shares	724,773
	Vanguard Target Retirement 2055 Trust Select	4,399,035	shares	571,215
	Vanguard Target Retirement 2060 Trust Select	2,934,920	shares	381,099
	Vanguard Target Retirement 2065 Trust Select	875,447	shares	113,668
	Vanguard Target Retirement 2070 Trust Select	81,588	shares	11,465
	Vanguard Target Retirement Income Trust Select	1,344,819	shares	151,131
				21,066,930
	Total investments at fair value			$30,884,186
*	Notes Receivable from Participants	3.25% - 10.50%, maturing through 2042		$101,627

*	Indicates a party-in-interest to the Plan.

Column (d), cost, has been omitted, as all investments are participant directed.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
23.01	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

Date: April 25, 2025	By:	/s/ Rhonda Davidson
Rhonda Davidson
Vice President US Benefits